April 30, 2025

The Board of Trustees of the Six Circles Trust

383 Madison Avenue

New York, NY 10179

Ladies and Gentlemen:

This letter is to confirm the agreement of J.P. Morgan Private Investments Inc. (“JPMPI”) with the Six Circles Trust (the “Trust”) to waive, with respect to each series of the Trust listed on Schedule A (each a “Fund” and collectively, the “Funds”), the management fees it is entitled to receive as investment adviser of such Fund, to the extent management fees to be paid to JPMPI exceed the management fees that JPMPI is required to pay each sub-adviser to such Fund. This waiver shall continue until April 30, 2026. Thereafter, this waiver will continue for subsequent one year terms unless terminated in accordance with the terms herein. For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds. Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current term, by providing the Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:
Name:	Mary Savino
Title:	Managing Director

SCHEDULE A

Six Circles International Unconstrained Equity Fund

Six Circles Tax Aware Ultra Short Duration Fund

Six Circles U.S. Unconstrained Equity Fund

Six Circles Ultra Short Duration Fund

Six Circles Managed Equity Portfolio U.S. Unconstrained Fund

Six Circles Managed Equity Portfolio International Unconstrained Fund

Six Circles Multi-Strategy Fund

Six Circles Global Bond Fund

Six Circles Tax Aware Bond Fund

Six Circles Credit Opportunities Fund